                                 SUPPLEMENT TO
                               OFFER TO PURCHASE
                             AIMCO PROPERTIES, L.P.
               HAS INCREASED ITS OFFER PRICE TO PURCHASE UNITS OF
                        LIMITED PARTNERSHIP INTEREST OF
                      DAVIDSON DIVERSIFIED REAL ESTATE III
                          FOR $1,285 PER UNIT IN CASH

We will only accept a maximum of 437.42 units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person.

We will pay for accepted units promptly after expiration of the offer.

Our offer price will be reduced for any distributions made by your partnership since the date of the Offer to Purchase and prior to the expiration of our offer.

Our offer and your withdrawal rights will expire at 5:00 p.m., New York City time, on September 10, 1999, unless we extend the deadline.

YOU WILL NOT PAY ANY PARTNERSHIP TRANSFER FEES IF YOU TENDER YOUR UNITS.

Our offer is subject to a minimum of 35% of the units being tendered.

         SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THE OFFER TO PURCHASE AND ON PAGE 1 HEREIN FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:

     o We determined the offer price of $1,285 per unit without any arms-length negotiations. Accordingly, our offer price may not reflect the fair market value of your units.

     o Your general partner and the property manager of the residential property are affiliates of ours and, therefore, the general partner has substantial conflicts of interest with respect to our offer.

     o Although your partnership's agreement of limited partnership provides for termination in the year 2010, the prospectus pursuant to which the units were sold in 1985 indicated that the properties owned by your partnership might be sold within 3 to 7 years of their acquisition if conditions permitted.

     o We are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

     o Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     o It is possible that we may conduct a subsequent offer at a higher price.

     o For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of property owned by your partnership.

     o If we acquire a substantial number of units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions, including but not limited to the removal of the general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets.

     If you desire to accept our offer, you should complete and sign the Letter of Transmittal in accordance with the instructions thereto and mail or deliver the signed Letter of Transmittal and any other required documents to River Oaks Partnership Services, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of this Supplement. QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THE OFFER TO PURCHASE, THIS SUPPLEMENT OR THE LETTER OF TRANSMITTAL MAY ALSO BE DIRECTED TO THE INFORMATION AGENT AT (888) 349-2005.

                                 August 19, 1999

         We are offering to purchase up to 437.42 units, representing approximately 43.25% of the outstanding units of limited partnership interest in your partnership, for the purchase price of $1,285 per unit, net to the seller in cash, without interest, less the amount of distributions, if any, made by your partnership in respect of any unit from July 30, 1999 until the expiration date. Our offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 30, 1999, this Supplement and in the accompanying letter of transmittal.

         If you tender your units in response to our offer you will not be obligated to pay any partnership transfer fees but will be obligated to pay any transfer taxes (see Instruction 8 to the letter of transmittal). We have retained River Oaks Partnership Services, Inc. to act as the Information Agent in connection with our offer. We will pay all charges and expenses in connection with the services of the Information Agent. The offer is conditioned on a minimum of 35% of the units being tendered. However, certain other conditions do apply. See "The Offer - Section 17. Conditions of the Offer" in the Offer to Purchase.

         Our offer will expire at 5:00 P.M., New York City time, on September 10, 1999, unless extended. If you desire to accept our offer, you must complete and sign the letter of transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer and, if we have not accepted such units for payment, on or after September 30, 1999.

         On August 10, 1999, Bond Purchase, L.L.C., c/o a post office box in the Midwest, commenced a tender offer for only 45 of the outstanding units at $1,268 per unit. IF YOU TENDERED YOUR UNITS IN SUCH OFFER, YOU MAY STILL TENDER YOUR UNITS TO US BY COMPLETING THE ENCLOSED NOTICE OF WITHDRAWAL AND THE LETTER OF TRANSMITTAL. THE NOTICE OF WITHDRAWAL MUST BE DELIVERED TO THE DEPOSITARY FOR SUCH OFFER (WITH A COPY TO OUR INFORMATION AGENT) BY AUGUST 25, 1999, THE EXPIRATION DATE OF SUCH OFFER. A form of Notice of Withdrawal is enclosed.

         On August 19, 1999, we raised our offer price from $1,168 to $1,285 per unit. Our higher price will be paid for all units accepted for purchase regardless of when the units are tendered, whether or not the units were tendered prior to the increase in offer price.

         The letter of transmittal and any other required documents should be sent or delivered by each unitholder or such unitholder's broker, dealer, bank, trust company or other nominee to the Information Agent at one of its addresses set forth below.


                     THE INFORMATION AGENT FOR THE OFFER IS:

                      RIVER OAKS PARTNERSHIP SERVICES, INC.


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
                By Mail:                         By Overnight Courier:                        By Hand:

             P.O. Box 2065                         111 Commerce Road                      111 Commerce Road
     S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                              Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                           For information, please call:

                                             TOLL FREE: (888) 349-2005
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